UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of report: February 21, 2013

Commission file number 1- 12874

TEEKAY CORPORATION

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Corporation dated February 21, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: February 21, 2013	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

TEEKAY CORPORATION 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY CORPORATION

REPORTS FOURTH QUARTER AND ANNUAL RESULTS

Highlights

•

Fourth quarter 2012 total cash flow from vessel operations of $217.9 million, up slightly from the same period of the prior year; fiscal year 2012 total cash from vessel operations of $821.4 million, up 18 percent from the prior year.

•

Fourth quarter 2012 adjusted net income attributable to stockholders of Teekay of $2.9 million, or $0.04 per share (excluding specific items, including a vessel impairment charge, which decreased GAAP net income by $96.7 million, or $1.39 per share).

•

Fiscal year 2012 adjusted net loss attributable to stockholders of Teekay of $54.9 million, or $0.79 per share (excluding specific items, including a vessel impairment charge, which increased GAAP net loss by $105.3 million, or $1.52 per share).

•	Cidade de Itajai FPSO unit achieved first oil and commenced its nine-year time-charter with Petrobras on February 16, 2013.

•	Completed a new $200 million, three-year corporate revolving credit facility secured by a portion of Teekay Parent’s common unit holdings of Teekay LNG and Teekay Offshore.

•	Total consolidated liquidity of approximately $1.9 billion as at December 31, 2012.

Hamilton, Bermuda, February 21, 2013—Teekay Corporation (Teekay or the Company) (NYSE: TK) today reported an adjusted net income attributable to stockholders of Teekay(1) of $2.9 million, or $0.04 per share, for the quarter ended December 31, 2012, compared to an adjusted net income attributable to stockholders of Teekay of $1.6 million, or $0.02 per share, for the same period of the prior year. Adjusted net income attributable to stockholders of Teekay excludes a number of specific items that had the net effect of decreasing GAAP net income by $96.7 million, or $1.39 per share, for the three months ended December 31, 2012 and increasing GAAP net income by $57.1 million, or $0.82 per share, for the three months ended December 31, 2011, as detailed in Appendix A to this release. Including these items, the Company reported on a GAAP basis, net loss attributable to stockholders of Teekay of $93.7 million, or $1.35 per share, for the quarter ended December 31, 2012, compared to net income attributable to stockholders of Teekay of $58.7 million, or $0.84 per share, for the same period of the prior year. Net revenues(2) for the fourth quarter of 2012 were $484.4 million, compared to $472.7 million for the same period of the prior year.

For the year ended December 31, 2012, the Company reported an adjusted net loss attributable to stockholders of Teekay(1) of $54.9 million, or $0.79 per share, compared to an adjusted net loss attributable to stockholders of Teekay of $103.1 million, or $1.47 per share, for the year ended December 31, 2011. Adjusted net loss attributable to stockholders of Teekay excludes a number of specific items that had the net effect of increasing GAAP net loss by $105.3 million, or $1.52 per share, for the year ended December 31, 2012 and increasing GAAP net loss by $255.5 million, or $3.64 per share, for the year ended December 31, 2011, as detailed in Appendix A to this release. Including these items, the Company reported on a GAAP basis, a net loss attributable to stockholders of Teekay of $160.2 million, or $2.31 per share, for the year ended December 31, 2012, compared to a net loss attributable to stockholders of Teekay of $358.6 million, or $5.11 per share, for the year ended December 31, 2011. Net revenues(2) for the year ended December 31, 2012 were $1,818.0 million, compared to $1,777.2 million for the prior year.

On January 4, 2013, the Company declared a cash dividend on its common stock of $0.31625 per share for the quarter ended December 31, 2012. The cash dividend was paid on January 30, 2013, to all shareholders of record on January 16, 2013.

(1)	Adjusted net income (loss) attributable to stockholders of Teekay is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP) and for information about specific items affecting net income (loss) that are typically excluded by securities analysts in their published estimates of the Company’s financial results.
(2)	Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s website at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under GAAP.

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“The improvement in our fiscal 2012 results compared to the prior year largely reflects the profitable growth from our continued investment in our fixed-rate gas and offshore businesses as well as our cost reduction initiatives,” commented Peter Evensen, Teekay Corporation’s President and Chief Executive Officer. “Our fiscal 2012 results include a full year of cash flows from the two FPSO units acquired from Sevan at the end of 2011, cash flows from the LNG/LPG and shuttle tanker newbuildings that delivered during 2011 and early 2012, and cash flows from our 52 percent interest in the six LNG carriers we acquired from A.P. Moller-Maersk in the first quarter of 2012. In addition, cash flows from our existing assets increased during 2012 due to the renewal of offshore and LNG contracts at higher rates, reduced operating expenses in our conventional and shuttle tanker businesses resulting from an organization realignment, and lower time-charter hire expenses due to the re-delivery of several time-chartered in conventional tankers, partially offset by the Petrojarl Banff FPSO being off-hire since its storm-related incident in December 2011.”

“While Teekay has benefited from the attractive market fundamentals in our gas and offshore businesses, the conventional tanker market continued to be challenging in 2012 and is expected to remain weak through 2013,” Mr. Evensen continued. “Primarily as a result of the continuing weak spot tanker rates, delays to the expected tanker market recovery, and further reductions in conventional tanker values during 2012, for accounting purposes, we recorded a non-cash impairment charge in the fourth quarter of 2012, with the largest component related to certain conventional tankers owned by our 25 percent owned subsidiary, Teekay Tankers Ltd. It is important to note that this impairment charge is non-cash in nature and does not impact our operations, cash flows, liquidity or any loan covenants.”

Mr. Evensen continued, “Looking ahead to 2013, we remain focused on effective project execution, with multiple projects scheduled for completion between 2013 and 2016. Last week, the Cidade de Itajai FPSO unit achieved first oil on its Brazilian offshore field and commenced operations under its nine-year time-charter contract with Petrobras. Field installation for the Voyageur Spirit FPSO continues to progress, with the unit expected to achieve first oil in March 2013. Construction of the Petrojarl Knarr FPSO is on track for delivery in the first half of 2014 and this past December the charterer, BG Group, exercised its option to extend the firm period of the Petrojarl Knarr time-charter to 10 years. We are also making progress on the repair and upgrade work on the Petrojarl Banff FPSO, which is expected to return to production during the fourth quarter of 2013. Construction is proceeding on schedule on all four of Teekay Offshore’s shuttle tanker newbuildings, which will operate under 10-year time-charters with BG in Brazil upon their respective deliveries in April through November this year. Finally, Teekay LNG Partners recently completed the acquisition of a 50 percent interest in a new LPG joint venture with Exmar and ordered two fuel-saving newbuilding LNG carriers, which are scheduled for delivery in the first half of 2016.”

“As the current inventory of offshore and gas projects are completed, we expect that Teekay Parent will benefit both through anticipated increased distributions from our growing daughter subsidiaries, including the incentive distribution rights from our two general partner interests, and through anticipated enhanced financial strength as proceeds from the sale of warehoused assets are used to delever Teekay Parent’s balance sheet and build liquidity,” Mr. Evensen added.

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Operating Results

The following tables highlight certain financial information for each of Teekay’s four publicly-listed entities: Teekay Offshore Partners L.P. (Teekay Offshore) (NYSE: TOO), Teekay LNG Partners L.P. (Teekay LNG) (NYSE: TGP), Teekay Tankers Ltd. (Teekay Tankers) (NYSE: TNK) and Teekay Parent (which excludes the results attributed to Teekay Offshore, Teekay LNG and Teekay Tankers). A brief description of each entity and an analysis of its respective financial results follow the tables below. Please also refer to the “Fleet List” section below and Appendix B to this release for further details.

	Three Months Ended December 31, 2012
	(unaudited)
(in thousands of U.S. dollars)	Teekay Offshore Partners LP	Teekay LNG Partners LP	Teekay Tankers Ltd.	Teekay Parent	Consolidation Adjustments	Teekay Corporation Consolidated
Net revenues	212,311	97,631	44,476	161,907	(31,898)	484,427
Vessel operating expense	79,414	23,720	23,615	81,232	—	207,981
Time-charter hire expense	15,493	—	841	43,447	(31,898)	27,883
Depreciation and amortization	47,249	25,949	18,431	21,831	—	113,460
CFVO – Consolidated(1)(2)(3)	97,892	67,354	15,989	(116)	—	181,119
CFVO – Equity Investments(4)	—	38,498	—	(1,691)	—	36,807
CFVO – Total	97,892	105,852	15,989	(1,807)	—	217,926

	Three Months Ended December 31, 2011
	(unaudited)
(in thousands of U.S. dollars)	Teekay Offshore Partners LP	Teekay LNG Partners LP	Teekay Tankers Ltd.	Teekay Parent	Consolidation Adjustments	Teekay Corporation Consolidated
Net revenues	205,111	97,228	27,322	184,226	(41,162)	472,725
Vessel operating expense	69,065	22,485	10,694	66,777	—	169,021
Time-charter hire expense	17,406	—	2,436	71,621	(41,162)	50,301
Depreciation and amortization	48,194	24,367	10,811	27,218	—	110,590
CFVO – Consolidated(1)(2)(3)	101,593	70,896	12,310	5,104	—	189,903
CFVO – Equity Investments(4)	—	20,005	—	1,110	—	21,115
CFVO – Total	101,593	90,901	12,310	6,214	—	211,018

(1)	Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write downs, gains and losses on the sale of vessels, adjustments for direct financing leases to a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO – Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix B and Appendix C of this release and see the Company’s website at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
(2)	Excludes CFVO relating to assets acquired from Teekay Parent for the periods prior to their acquisition by Teekay Offshore, Teekay LNG and Teekay Tankers, respectively, as those results are included in the historical results for Teekay Parent.
(3)	In addition to CFVO from directly owned vessels, Teekay Parent also receives cash dividends and distributions from its daughter public companies. For the three months ended December 31, 2012 and 2011, Teekay Parent received daughter company dividends and distributions totaling $38.2 million and $34.8 million, respectively. The dividends and distributions received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.
(4)	CFVO – Equity Investments represents the Company’s proportionate share of CFVO from its equity-accounted vessels and other investments. Please refer to Appendix B of this release and see the Company’s website at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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Teekay Offshore Partners L.P.

Teekay Offshore is an international provider of marine transportation, oil production and storage services to the offshore oil industry through its fleet of 37 shuttle tankers (including four chartered-in vessels and four newbuildings under construction), three floating, production, storage and offloading (FPSO) units, five floating storage and offtake (FSO) units and six conventional oil tankers, in which its interests range from 50 to 100 percent. Teekay Offshore also has the right to participate in certain other FPSO and vessel opportunities. Teekay Parent currently owns a 29.4 percent interest in Teekay Offshore (including the 2 percent sole general partner interest).

For the fourth quarter of 2012, Teekay Offshore’s quarterly distribution was $0.5125 per common unit. The cash distribution received by Teekay Parent based on its common unit ownership and general partnership interest in Teekay Offshore totaled $14.6 million for the fourth quarter of 2012, as detailed in Appendix D to this release.

Cash flow from vessel operations from Teekay Offshore decreased to $97.9 million in the fourth quarter of 2012, from $101.6 million in the same period of the prior year. The decrease was primarily due to the sale of two conventional tankers and the lay-up of two conventional tankers during 2012 following expiry of their time-charter contracts. This was partially offset by incremental cash flows from the acquisition of the Piranema Spirit FPSO unit on November 30, 2011, increased revenue from the acquisition of volatile organic compound (VOC) equipment from Teekay Parent in the fourth quarter of 2012, a decrease in time-charter hire expense due to the redelivery of one in-chartered vessel in the fourth quarter of 2011, and lower vessel operating costs as a result of cost-savings initiatives and the sale of two shuttle tankers during 2012 and the lay-up of the Navion Torinita shuttle tanker, which commenced in the second quarter of 2012 upon expiration of its time-charter contract.

In January 2013, Teekay Offshore completed the issuance of NOK 1,300 million of new senior unsecured Norwegian bonds, issued in two tranches maturing in January 2016 (NOK 500 million) and January 2018 (NOK 800 million), respectively. The aggregate principal amount of the bonds is equivalent to approximately USD 233 million and all interest and principal payments were swapped into USD at a fixed rate of 4.80 percent for the tranche maturing in January 2016 and 5.93 percent for the tranche maturing in January 2018. In connection with the offering, Teekay Offshore repurchased NOK 388.5 million of its existing NOK 600 million bond issue maturing in November 2013. The net proceeds of approximately USD 167 million from the new bond issuance and repurchase of existing notes were used to reduce amounts outstanding under Teekay Offshore’s revolving credit facilities and for general corporate purposes. Teekay Offshore is applying to list the new bonds on the Oslo Stock Exchange.

In January 2013, Teekay Offshore sold a 1992-built conventional tanker, the Leyte Spirit, and a 1992-built shuttle tanker, the Basker Spirit, to third party buyers for total net proceeds of $13.25 million.

In December 2012, Teekay Offshore sold a 1992-built conventional tanker, the Luzon Spirit, and a 1994-built conventional tanker, the Torben Spirit, to third party buyers for total net proceeds of $12.65 million.

In November 2012, Teekay Offshore sold a 1992-built shuttle tanker, the Navion Savonita, to a third party buyer for total net proceeds of $6.1 million.

In November 2012, Teekay Offshore agreed to acquire a 2010-built HiLoad Dynamic Positioning (DP) unit from Remora AS, a Norway-based offshore marine technology company, for a total purchase price of approximately $55 million, including modification costs. The transaction remains subject to finalizing a 10-year time-charter contract with Petroleo Brasileiro SA (Petrobras) in Brazil. The acquired unit is expected to commence operating at its full time-charter rate in early 2014 following the completion of capital modifications, delivery of the HiLoad DP unit to offshore Brazil and operational testing.

Teekay LNG Partners L.P.

Teekay LNG provides liquefied natural gas (LNG), liquefied petroleum gas (LPG) and crude oil marine transportation services primarily under long-term, fixed-rate charter contracts with major energy and utility companies through its current fleet of 29 LNG carriers (including two newbuildings under construction), 25 LPG carriers (including eight newbuildings under construction) and 11 conventional tankers. Teekay LNG’s interests in these vessels range from 33 to 100 percent. In addition, Teekay LNG, through its 50 percent owned LPG joint venture with Exmar NV, charters-in five LPG carriers. Teekay Parent currently owns a 37.5 percent interest in Teekay LNG (including the 2 percent sole general partner interest).

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For the fourth quarter of 2012, Teekay LNG’s quarterly distribution was $0.675 per common unit. The cash distribution received by Teekay Parent based on its common unit ownership and general partnership interest in Teekay LNG totaled $23.0 million for the fourth quarter of 2012, as detailed in Appendix D to this release.

Including cash flows from equity-accounted vessels, Teekay LNG’s total cash flow from vessel operations increased to $105.9 million in the fourth quarter of 2012, from $90.9 million in the same period of the prior year. This increase was primarily due to the acquisition of a 52 percent interest in six LNG carriers from A.P. Moller-Maersk (the MALT LNG Carriers) in February 2012 and the acquisition of a 33 percent interest in two Angola LNG carriers from Teekay between October 2011 and January 2012. This was partially offset by higher general and administrative costs as a result of increased business development activities.

In mid-February 2013, Teekay LNG entered into a joint venture with Belgium-based Exmar NV to own and charter-in LPG carriers with a primary focus on the mid-size gas carrier segment. The joint venture entity, called Exmar LPG BVBA, took economic effect as of November 1, 2012 and includes 16 owned LPG carriers (including four newbuildings scheduled for delivery in 2014) and five chartered-in LPG carriers. In addition, the joint venture recently ordered another four medium-size gas carrier newbuildings for delivery in 2015 and 2016, with options for an additional four vessels. In exchange for its 50 percent ownership in Exmar LPG BVBA, including newbuilding payments made prior to the establishment of the joint venture, Teekay LNG invested approximately $134 million of equity and assumed approximately $108 million of pro rata debt and lease obligations secured by certain vessels in the Exmar LPG BVBA fleet. A new $355 million debt facility is currently in documentation to refinance the Exmar LPG BVBA fleet.

In December 2012, Teekay LNG entered into an agreement with Daewoo Shipbuilding & Marine Engineering Co., Ltd., (DSME) of South Korea for the construction of two 173,400-cubic meter LNG carrier newbuildings, for a total purchase price of approximately $400 million, with options to order up to three additional vessels. The newbuildings will be constructed with M-type, Electronically Controlled, Gas Injection (MEGI) twin engines, which are expected to be significantly more fuel-efficient and have lower emission levels than engines currently being utilized in LNG shipping. Teekay LNG intends to secure long-term contract employment for both vessels prior to their scheduled deliveries in the first half of 2016.

Teekay Tankers Ltd.

Teekay Tankers currently owns a fleet of 28 vessels, including 11 Aframax tankers, 10 Suezmax tankers, three Long Range 2 (LR2) product tankers, three MR product tankers, and a 50 percent interest in a Very Large Crude Carrier (VLCC) newbuilding which is scheduled to deliver in April 2013. In addition, Teekay Tankers currently time-charters in two Aframax tankers and has invested $115 million in first-priority mortgage loans secured by two 2010-built VLCCs. Of the 28 vessels currently in operation, 15 are employed on fixed-rate time-charters, generally ranging from one to three years in initial duration, with the remaining vessels trading in Teekay’s spot tanker pools. Based on its current ownership of Class A common stock and its ownership of 100 percent of the outstanding Teekay Tankers Class B stock, Teekay Parent currently owns a 25.1 percent economic interest in and has voting control of Teekay Tankers.

On February 20, 2013, Teekay Tankers declared a fourth quarter 2012 dividend of $0.03 per share, which will be paid March 11, 2013 to all shareholders of record on March 4, 2013. Based on its ownership of Teekay Tankers Class A and Class B shares, the dividend to be paid to Teekay Parent will total $0.6 million for the fourth quarter of 2012. In line with Teekay Tankers’ growth strategy, commencing in the first quarter of 2013, Teekay Tankers will change from a variable full-payout dividend policy to a fixed annual dividend of $0.12 per share, payable quarterly.

In the fourth quarter of 2012, cash flow from vessel operations from Teekay Tankers increased to $16.0 million from $12.3 million in the same period of the prior year, primarily due to the contribution from 13 vessels acquired from Teekay Corporation in June 2012, partially offset by the expiration of certain time-charter contracts, and the subsequent redeployment of certain vessels on time-charter contracts at lower rates, throughout the course of 2012.

In January 2013, Teekay Tankers sold a 1998-built Aframax tanker, the Nassau Spirit, to a third party buyer for net proceeds of $9.1 million.

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Teekay Parent

In addition to its equity ownership interests in Teekay Offshore, Teekay LNG and Teekay Tankers, Teekay Parent directly owns several vessels which currently includes four conventional Suezmax tankers and five FPSO units (including a 50 percent interest in a recently converted FPSO unit). In addition, Teekay Parent currently owns one newbuilding FPSO unit under construction and has agreed to acquire another FPSO unit upon the expected commencement of its time-charter contract in March 2013, at which time the FPSO unit will be immediately acquired from Teekay Parent by Teekay Offshore for $540 million. As at January 1, 2013, Teekay Parent also had 11 chartered-in conventional tankers (including four Aframax tankers owned by Teekay Offshore), two chartered-in LNG carriers owned by Teekay LNG, and two chartered-in shuttle tankers and two chartered-in FSOs owned by Teekay Offshore.

For the fourth quarter of 2012, Teekay Parent generated negative cash flow from vessel operations of $1.8 million, compared to positive cash flow from vessel operations of $6.2 million in the same period of the prior year. The decrease in cash flow is due to the sale of the 13 conventional tankers to Teekay Tankers in June 2012, the off-hire of the Petrojarl Banff FPSO which was undergoing repairs in 2012 following damage from a December 2011 storm-related incident and lower revenue from the Petrojarl Foinaven FPSO (Foinaven) as a result of temporarily lower oil production during the fourth quarter of 2012 compared to the same period last year, and reduced revenues under the Foinaven FPSO contract associated with annual performance targets paid annually in the fourth quarter each year. This was partially offset by lower time-charter hire expense as a result of the redelivery of time-chartered in vessels during the past year and the contribution from the Hummingbird Spirit FPSO following Teekay Parent’s acquisition of this unit in November 2011.

On February 16, 2013, Cidade de Itajai FPSO unit, which is 50 percent owned by Teekay Parent, achieved first oil on its Brazil offshore field and commenced operations under its nine-year time-charter contract with Petrobras.

In December 2012, Teekay Parent completed a new $200 million, three-year corporate revolving credit facility secured by a portion of its common unit holdings in each of Teekay LNG and Teekay Offshore.

In November 2012, concurrent with Teekay Offshore’s agreement to acquire a 2010-built HiLoad DP unit from Remora AS, Teekay Parent agreed to invest approximately $4.4 million to acquire a 49.9 percent ownership interest in a recapitalized Remora AS.

Vessel Impairment Charge

Due to the current economic environment for the conventional tanker industry and the Company’s outlook for expected future earnings from the Company’s conventional fleet, the estimated future cash flows for certain of the Company’s tankers are lower than the book values of these vessels at December 31, 2012. As a result, under US GAAP, the Company was required to reduce the book value of the affected vessels on its December 31, 2012 balance sheet to their estimated fair market values, which are $429 million lower than the prior carrying values. This difference is included in the Company’s fourth quarter and fiscal 2012 statement of loss as “asset impairments”. The large majority of this non-cash impairment charge relates to certain conventional tankers owned by Teekay Tankers (primarily seven Suezmax tankers aged between eight and ten years with similar carrying values) as well as certain conventional tankers owned by each of Teekay Offshore, Teekay LNG and Teekay Parent. As most of these conventional tankers are owned by Teekay’s publicly-traded subsidiaries, the net impact of the impairment charges to the income attributable to the stockholders of Teekay, after the effect of non-controlling interest, is $135 million. The impairment charge is non-cash in nature and thus, has no impact on the Company’s cash flows, liquidity, or loan covenants. As at December 31, 2012, the Company was in compliance with all covenants relating to its revolving credit facilities and term loans. Only $165 million of conventional tanker revolving credit facilities and term loans, or approximately 3 percent, of the Company’s outstanding loan balances as at December 31, 2012, has covenants related to minimum vessel value to loan ratios, which are currently above the minimum ratio requirements.

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Fleet List

The following table summarizes Teekay’s consolidated fleet of 168 vessels as at February 1, 2013, including chartered-in vessels and vessels under construction/conversion but excluding vessels managed for third parties:

	Number of Vessels(1)
	Owned Vessels	Chartered-in Vessels	Newbuildings / Conversions	Total
Teekay Parent Fleet (2)(3)
Aframax Tankers (4)	—	6	—	6
Suezmax Tankers	4	—	—	4
MR Product Tanker	—	1	—	1
FPSO Units (5)	4	—	3	7

Total Teekay Parent Fleet	8	7	3	18

Teekay Offshore Fleet	43	4	4	51
Teekay LNG Fleet	55	5	10	70
Teekay Tankers Fleet	27	1	1	29

Total Teekay Consolidated Fleet	133	17	18	168

(1)	Ownership interests in these vessels range from 33 percent to 100 percent. Excludes vessels managed on behalf of third parties.
(2)	Excludes two LNG carriers chartered-in from Teekay LNG.
(3)	Excludes two shuttle tankers and two FSOs chartered-in from Teekay Offshore.
(4)	Excludes four Aframax tankers chartered-in from Teekay Offshore.
(5)	Includes one FPSO unit, the Voyageur Spirit, which for accounting purposes is a variable interest entity (VIE) whereby Teekay is the primary beneficiary. As a result, the Company has consolidated the VIE even though the Company does not expect to acquire the FPSO unit until March 2013.

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Liquidity and Capital Expenditures

As at December 31, 2012, Teekay had consolidated liquidity of $1.9 billion (consisting of $639.5 million cash and cash equivalents and $1,210.9 million of undrawn revolving credit facilities), of which $608.2 million of liquidity (consisting of $293.2 million cash and cash equivalents and $315.0 million of undrawn revolving credit facilities) is attributable to Teekay Parent. Pro forma for the approximately $167 million of net proceeds from Teekay Offshore’s January 2013 Norwegian bond offering and concurrent Norwegian bond repurchase and Teekay LNG’s $134 million equity contribution to acquire its 50 percent ownership interest in the Exmar LPG BVBA joint venture, Teekay’s total consolidated liquidity remained at approximately $1.9 billion as at December 31, 2012.

The following table provides the Company’s remaining capital commitments relating to its portion of acquisitions and newbuildings and related total financing completed as at December 31, 2012:

(in millions)	2013	2014	2015	2016	Total	Amount Financed to Date
Teekay Offshore (1)	$323	—	—	—	$323	$170
Teekay LNG (2)	$26	$106	$93	$305	$530	$70
Teekay Tankers (3)	$27	—	—	—	$27	$27
Teekay Parent (4)	$81	$343	—	—	$424	$119	(5)
Total Teekay Corporation Consolidated	$457	$449	$93	$305	$1,304	$386	(5)

(1)	Includes capital expenditures related to four newbuilding shuttle tankers.
(2)	Includes capital expenditures related to two newbuilding LNG carriers and Teekay LNG’s 50 percent interest in the eight newbuilding LPG carriers being constructed for the Exmar LPG BVBA joint venture.
(3)	Includes remaining capital expenditures related to Teekay Tankers’ 50 percent interest in the Wah Kwong VLCC Newbuilding.
(4)	Includes remaining capital expenditures related to the Petrojarl Knarr FPSO newbuilding and the upgrade and acquisition by Teekay from Sevan Marine ASA (Sevan) of the Voyageur Spirit FPSO unit (net of the existing $230 million debt facility which Teekay Parent will assume as part of the acquisition and is currently accounted for on Teekay Parent’s Balance Sheet as the Voyageur Spirit is deemed a variable interest entity).
(5)	Includes a firm commitment to upsize the Voyageur Spirit FPSO debt facility by $100 million syndicated by a bank group in November 2012.

As indicated above, the Company had total capital expenditure commitments pertaining to its portion of acquisitions and newbuildings of approximately $1.3 billion as at December 31, 2012. The Company’s current pre-arranged financing of approximately $386 million primarily relates to its 2013 capital expenditure commitments. The Company is in the process of obtaining additional debt financing to fund its remaining capital expenditure commitments relating to the last two shuttle tanker newbuildings, which are scheduled to deliver in the second half of 2013; the Petrojarl Knarr FPSO newbuilding, which is scheduled to deliver in the second quarter of 2014; the two LNG carrier newbuildings, which are scheduled to deliver in the first half of 2016; and four of the eight LPG carrier newbuildings being constructed by the Exmar LPG BVBA joint venture, which are scheduled to deliver in 2015 and 2016.

Conference Call

The Company plans to host a conference call on February 21, 2013 at 11:00 a.m. (ET) to discuss its results for the fourth quarter and fiscal year 2012. An accompanying investor presentation will be available on Teekay’s website at www.teekay.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 820-0231 or (416) 640-5926, if outside North America, and quoting conference ID code 3432706.

•	By accessing the webcast, which will be available on Teekay’s website at www.teekay.com (the archive will remain on the website for a period of 30 days).

The conference call will be recorded and available until Thursday, February 28, 2013. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 3432706.

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About Teekay

Teekay Corporation is an operational leader and project developer in the marine midstream space. Through its general partnership interests in two master limited partnerships, Teekay LNG Partners L.P. (NYSE:TGP) and Teekay Offshore Partners L.P. (NYSE:TOO), its controlling ownership of Teekay Tankers Ltd. (NYSE:TNK), and its fleet of directly-owned vessels, Teekay is responsible for managing and operating consolidated assets of over $11 billion, comprised of approximately 170 liquefied gas, offshore, and conventional tanker assets. With offices in 16 countries and approximately 6,400 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, and its reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

For Investor Relations enquiries contact:

Kent Alekson

Tel: +1 (604) 844-6654

Website: www.teekay.com

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TEEKAY CORPORATION

SUMMARY CONSOLIDATED STATEMENTS OF (LOSS) INCOME

(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Year Ended
	December 31, 2012 (unaudited)	September 30, 2012 (unaudited)	December 31, 2011 (unaudited)	December 31, 2012 (unaudited)	December 31, 2011 (unaudited)

REVENUES (1)(2)	515,223	463,537	512,730	1,956,235	1,953,782

OPERATING EXPENSES
Voyage expenses (2)	30,796	29,674	40,005	138,283	176,614
Vessel operating expenses (1)(2)	207,981	182,581	169,021	730,119	677,687
Time-charter hire expense	27,883	27,386	50,301	130,739	214,179
Depreciation and amortization	113,460	112,756	110,590	455,898	428,608
General and administrative (2)	49,187	49,630	53,324	202,967	223,616
Loss on sale of vessels and equipment / asset impairments	428,792	9,193	49,845	441,057	151,059
Bargain purchase gain (3)	—	—	(68,535)	—	(68,535)
Goodwill impairment	—	—	—	—	36,652
Restructuring charges	2,121	3,919	—	7,565	5,490

	860,220	415,139	404,551	2,106,628	1,845,370

(Loss) income from vessel operations	(344,997)	48,398	108,179	(150,393)	108,412

OTHER ITEMS
Interest expense (2)	(40,956)	(41,652)	(37,645)	(167,615)	(137,604)
Interest income (2)	1,794	674	2,762	6,159	10,078
Realized and unrealized gain (loss) on derivative instruments (2)	44,580	(35,149)	(44,269)	(80,352)	(342,722)
Equity income (loss) (4)	26,097	30,179	4,971	79,211	(35,309)
Income tax recovery (expense)	13,028	(4,039)	31	14,406	(4,290)
Foreign exchange (loss) gain	(6,405)	(8,504)	13,921	(12,898)	12,654
Other (loss) income – net	(1,690)	(376)	10,540	366	12,360

Net (loss) income	(308,549)	(10,469)	58,490	(311,116)	(376,421)
Less: Net (income) loss attributable to non-controlling interests	214,838	(9,792)	160	150,936	17,805

Net (loss) income attributable to stockholders of Teekay Corporation	(93,711)	(20,261)	58,650	(160,180)	(358,616)

(Loss) income per common share of Teekay
- Basic	($1.35)	($0.29)	$0.85	($2.31)	($5.11)
- Diluted	($1.35)	($0.29)	$0.84	($2.31)	($5.11)

Weighted-average number of common shares outstanding
- Basic	69,589,200	69,372,220	68,726,590	69,263,369	70,234,817
- Diluted	69,589,200	69,372,220	69,883,057	69,263,369	70,234,817

(1)	Business development and engineering studies relating to one North Sea FPSO project and two North Sea FSO projects that the Company is currently pursuing were completed in December 2012, the costs of which are substantially reimbursable from customers. As a result, $26.3 million of revenues and $28.1 million of costs were recognized in the fourth quarter of 2012 upon completion of the studies.
(2)	Realized and unrealized gains and losses related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the statements of loss. The realized gains (losses) relate to the amounts the Company actually received or paid to settle such derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments, as detailed in the table below:

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	Three Months Ended			Year Ended
	December 31, 2012	September 30, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Realized (losses) gains relating to:
Interest rate swaps	(33,164)	(30,027)	(33,803)	(123,277)	(132,931)
Interest rate swap resets and terminations	—	—	(22,560)	—	(149,666)
Foreign currency forward contracts	646	(876)	870	1,155	9,965
Bunkers, freight forward agreements (FFAs) and other	—	—	—	11,452	36

	(32,518)	(30,903)	(55,493)	(110,670)	(272,596)

Unrealized gains (losses) relating to:
Interest rate swaps	76,095	(8,036)	15,765	26,770	(58,405)
Foreign currency forward contracts	1,003	3,790	(4,323)	6,933	(11,399)
Bunkers, FFAs and other	—	—	(218)	(3,385)	(322)

	77,098	(4,246)	11,224	30,318	(70,126)

Total realized and unrealized gains (losses) on non-designated derivative instruments	44,580	(35,149)	(44,269)	(80,352)	(342,722)

(3)	The income statements for the three months and year ended December 31, 2011 have been adjusted as a result of the finalization of the purchase price allocation for the acquisition of three FPSO units from Sevan Marine ASA (Sevan) and a 40 percent equity investment in Sevan.
(4)	Equity income excluding the Company’s proportionate share of items identified in Appendix A of this release is as detailed in the table below:

	Three Months Ended			Year Ended
	December 31, 2012	September 30, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Equity income (loss)	26,097	30,179	4,971	79,211	(35,309)
Gain on sale of equity investment	—	(10,830)	—	(10,830)	—
(gains) on derivative instruments	(10,676)	1,896	364	(5,272)	35,163
Impairments of equity investments	1,767	—	—	1,767	19,411
Other	750	269	833	1,620	830

Equity income adjusted for items in Appendix A	17,938	21,514	6,168	66,496	20,095

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TEEKAY CORPORATION

SUMMARY CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at December 31, 2012 (unaudited)	As at September 30, 2012 (unaudited)	As at December 31, 2011 (unaudited)

ASSETS
Cash and cash equivalents	639,491	586,901	692,127
Other current assets	692,389	623,335	495,357
Restricted cash – current	39,390	35,051	4,370
Restricted cash – long-term	494,429	496,309	495,784
Vessels held for sale	22,364	8,000	19,000
Vessels and equipment(2)	6,628,383	7,174,448	7,382,854
Advances on newbuilding contracts/conversions	692,675	590,114	507,908
Derivative assets	180,250	177,485	165,269
Investment in equity accounted investees(2)	480,043	441,043	240,537
Investment in direct financing leases	436,601	442,121	459,908
Investment in term loans	185,934	187,581	186,844
Other assets	217,401	200,141	184,438
Intangible assets	126,136	124,870	136,742
Goodwill	166,539	166,539	166,539

Total Assets	11,002,025	11,253,938	11,137,677

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	478,756	509,798	487,651
Current portion of long-term debt	867,683	826,630	448,579
Long-term debt	5,099,246	4,806,595	5,422,344
Long-term debt – variable interest entity(1)	230,359	230,394	220,497
Derivative liabilities	644,021	732,536	686,879
In process revenue contracts	241,591	254,615	308,640
Other long-term liabilities	220,080	219,203	220,986
Redeemable non-controlling interest	28,815	36,241	38,307
Equity:
Non-controlling interests	1,876,085	2,223,805	1,863,798
Stockholders of Teekay	1,315,389	1,414,121	1,439,996

Total Liabilities and Equity	11,002,025	11,253,938	11,137,677

(1)	For accounting purposes, the Voyageur Spirit FPSO unit is a variable interest entity (VIE), whereby Teekay is the primary beneficiary. As a result, the Company has consolidated the VIE as of December 1, 2011, even though the Company does not expect to acquire the Voyageur Spirit FPSO unit until March 2013.
(2)	The balance sheets as at September 30, 2012 and December 31, 2011 have been adjusted as a result of the finalization of the purchase price allocation for the acquisition of three FPSO units from Sevan Marine ASA (Sevan) and a 40 percent equity investment in Sevan.

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TEEKAY CORPORATION

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Year Ended December 31
	2012 (unaudited)	2011 (unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES

Net operating cash flow	289,561	107,193

FINANCING ACTIVITIES
Net proceeds from long-term debt	1,407,275	2,104,245
Scheduled repayments of long-term debt	(276,403)	(538,844)
Prepayments of long-term debt	(1,060,169)	(881,207)
(Decrease) increase in restricted cash	(33,592)	73,105
Repurchase of common stock	—	(122,195)
Net proceeds from public offerings of Teekay LNG	178,532	334,101
Net proceeds from public offerings of Teekay Offshore	251,921	189,722
Net proceeds from public offerings of Teekay Tankers	65,771	107,234
Equity contribution from joint venture partner	86,350	—
Cash dividends paid	(83,299)	(93,480)
Distribution from subsidiaries to non-controlling interests	(246,555)	(201,942)
Other	9,840	5,906

Net financing cash flow	299,671	976,645

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(616,525)	(704,746)
Proceeds from sale of vessels and equipment	250,807	33,424
Investment in term loans	—	(70,000)
Purchase of Sevan	—	(347,800)
Proceeds from sale of marketable securities	—	8,774
Advances to joint ventures and joint venture partners	(117,235)	(55,156)
Investment in joint ventures	(183,554)	—
Direct financing lease payments received and other	24,639	(35,955)

Net investing cash flow	(641,868)	(1,171,459)

Decrease in cash and cash equivalents	(52,636)	(87,621)
Cash and cash equivalents, beginning of the year	692,127	779,748

Cash and cash equivalents, end of the year	639,491	692,127

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TEEKAY CORPORATION

APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME (LOSS)

(in thousands of U.S. dollars, except per share data)

Set forth below is a reconciliation of the Company’s unaudited adjusted net income (loss) attributable to stockholders of Teekay, a non-GAAP financial measure, to net loss attributable to stockholders of Teekay as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net loss attributable to the stockholders of Teekay is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Year Ended
	December 31, 2012		December 31, 2012
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share (1)	$	Share (1)
Net loss – GAAP basis	(308,549)		(311,116)
Adjust for: Net loss attributable to non-controlling interests	214,838		150,936

Net loss attributable to stockholders of Teekay	(93,711)	(1.35)	(160,180)	(2.31)
Add (subtract) specific items affecting net loss:
Unrealized gains from derivative instruments(2)	(87,063)	(1.25)	(34,386)	(0.50)
Foreign exchange loss(3)	6,511	0.09	10,600	0.15
Loss on sale of assets/asset impairments(4)	428,792	6.15	441,057	6.37
Non-recurring adjustments to tax accruals(5)	(11,360)	(0.16)	(19,366)	(0.28)
Restructuring charges(6)	2,121	0.03	7,565	0.11
Write down (gain on sale) of equity investment(7)	1,767	0.03	(9,063)	(0.13)
Realized gain upon settlement of embedded derivative	—	—	(11,452)	(0.17)
Other(8)	918	0.01	697	0.01
Non-controlling interests’ share of items above	(245,034)	(3.52)	(280,334)	(4.05)

Total adjustments	96,652	1.39	105,318	1.52

Adjusted net income (loss) attributable to stockholders of Teekay	2,941	0.04	(54,862)	(0.79)

(1)	Fully diluted per share amounts.
(2)	Reflects the unrealized gains or losses relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those included in equity income (loss) from joint ventures, and the ineffective portion of foreign currency forward contracts designated as hedges for accounting purposes.
(3)	Foreign currency exchange gains and losses primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner in addition to the unrealized gains and losses on cross currency swaps used to hedge the principal and interest on the Norwegian Kroner bonds. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.
(4)	Relates to impairment during the year ended December 31, 2012 of 18 of the Company’s conventional tankers, four shuttle tankers and one FSO unit, and disposal of two older shuttle tankers and three conventional tankers.
(5)	Relates to reversal of freight tax accruals and recognition of deferred income tax asset relating to a new Norwegian tax structure.
(6)	Restructuring charges relate to the reorganization of the Company’s marine operations.
(7)	Relates to impairment of the Company’s interest in a joint venture and gain on sale of the Company’s 40 percent interest in an FPSO unit.
(8)	Other includes a revenue adjustment for volatile organic compound equipment, partially offset by write down of the Company’s investment in marketable securities.

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TEEKAY CORPORATION

APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME (LOSS)

(in thousands of U.S. dollars, except per share data)

Set forth below is a reconciliation of the Company’s unaudited adjusted net income (loss) attributable to stockholders of Teekay, a non-GAAP financial measure, to net income (loss) attributable to stockholders of Teekay as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net income (loss) attributable to the stockholders of Teekay is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Year Ended
	December 31, 2011		December 31, 2011
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share (1)	$	Share (1)
Net income (loss) – GAAP basis	58,490		(376,421)
Adjust for: Net loss attributable to non-controlling interests	160		17,805

Net income (loss) attributable to stockholders of Teekay	58,650	0.84	(358,616)	(5.11)
Add (subtract) specific items affecting net loss:
Unrealized (gains) losses from derivative instruments (2)	(10,519)	(0.15)	106,077	1.51
Foreign currency exchange gains (3)	(14,582)	(0.21)	(12,646)	(0.18)
Gain on acquisition(4)	(68,535)	(1.00)	(68,535)	(0.98)
Asset impairments/net loss on vessel sales(5)	49,845	0.73	170,470	2.43
Upfront payments related to interest rate swap resets and interest rate swap termination	22,560	0.33	149,658	2.13
Gain on sale of marketable securities	(3,372)	(0.05)	(3,372)	(0.05)
Acquisition costs(6)	1,937	0.03	1,937	0.03
Restructuring charge(7)	—	—	5,490	0.08
Goodwill impairment(8)	—	—	36,652	0.52
Adjustments to pension accruals and stock-based compensation(9)	—	—	18,102	0.26
Deferred income tax expense on unrealized foreign exchange gains	—	—	10,095	0.14
Other—net(10)	(2,971)	(0.04)	(9,203)	(0.13)
Non-controlling interests’ share of items above	(31,420)	(0.46)	(149,205)	(2.12)

Total adjustments	(57,057)	(0.82)	255,520	3.64

Adjusted net income (loss) attributable to stockholders of Teekay	1,593	0.02	(103,096)	(1.47)

(1)	Fully diluted per share amounts.
(2)	Reflects the unrealized gains or losses relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those included in equity income (loss) from joint ventures, and the ineffective portion of foreign currency forward contracts designated as hedges for accounting purposes.
(3)	Foreign currency exchange gains and losses primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner, and deferred tax liability denominated in Norwegian Kroner. A substantial majority of the Company’s foreign currency exchange gains and losses are unrealized.
(4)	Relates to the bargain purchase gain recognized upon acquisition of three FPSO units from Sevan Marine ASA (Sevan) and a 40 percent equity investment in Sevan.
(5)	Relates to impairment of certain older vessels and equipment and impairment on an investment in a joint venture.
(6)	Relates to costs associated with the acquisition of three FPSO units from Sevan, a 40 percent equity investment in Sevan, and the six MALT LNG Carriers.
(7)	Restructuring charges relate to crew changes, reflagging of certain vessels, and global staffing changes.
(8)	Relates to impairment of goodwill of the Company’s conventional tanker segment.

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(9)	Relates to one-time pension retirement payment to the Company’s former President and Chief Executive Officer and accelerated timing of accounting recognition of stock-based compensation expense.
(10)	Relates to non-recurring adjustments to tax accruals, non-recurring adjustment to asset retirement obligation, early redelivery penalty for an in-chartered vessel, and a non-current asset write down.

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TEEKAY CORPORATION

APPENDIX B – SUPPLEMENTAL FINANCIAL INFORMATION

SUMMARY BALANCE SHEET AS AT DECEMBER 31, 2012

(in thousands of U.S. dollars)

(unaudited)

	Teekay Offshore	Teekay LNG	Teekay Tankers	Teekay Parent	Consolidation Adjustments	Total
ASSETS
Cash and cash equivalents	206,339	113,577	26,341	293,234	—	639,491
Other current assets	121,271	19,244	24,903	526,971	—	692,389
Restricted cash (current & non-current)	—	528,589	—	5,230	—	533,819
Vessels held for sale	13,250	—	9,114	—	—	22,364
Vessels and equipment	2,327,337	1,911,016	885,992	1,504,038	—	6,628,383
Advances on newbuilding contracts	127,286	38,624	—	526,765	—	692,675
Derivative assets	15,311	162,559	—	2,380	—	180,250
Investment in equity accounted investees	—	409,735	3,457	73,851	(7,000)	480,043
Investment in direct financing leases	33,215	403,386	—	—	—	436,601
Investment in term loans	—	—	117,820	68,114	—	185,934
Other assets	37,060	39,237	13,242	127,862	—	217,401
Advances to affiliates	29,682	13,864	24,787	(68,333)	—	—
Equity investment in subsidiaries	—	—	—	496,853	(496,853)	—
Intangibles and goodwill	142,640	145,615	—	4,420	—	292,675

TOTAL ASSETS	3,053,391	3,785,446	1,105,656	3,561,385	(503,853)	11,002,025

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	99,569	59,729	25,792	293,666	—	478,756
Advances from affiliates	47,810	12,083	3,592	(63,485)	—	—
Current portion of long-term debt	248,385	156,761	25,246	437,291	—	867,683
Long-term debt	1,521,247	1,894,166	710,455	973,378	—	5,099,246
Long-term debt—variable interest entity	—	—	—	230,359	—	230,359
Derivative liabilities	261,479	296,295	33,631	52,616	—	644,021
In-process revenue contracts	114,038	5,885	—	121,668	—	241,591
Other long-term liabilities	26,819	106,253	4,757	82,251	—	220,080
Redeemable non-controlling interest	28,815	—	—	—	—	28,815
Equity:
Non-controlling interests (1)	44,135	41,294	—	118,252	1,672,404	1,876,085
Equity attributable to stockholders/unitholders of publicly-listed entities	661,094	1,212,980	302,183	1,315,389	(2,176,257)	1,315,389

TOTAL LIABILITIES AND EQUITY	3,053,391	3,785,446	1,105,656	3,561,385	(503,853)	11,002,025

NET DEBT (2)	1,563,293	1,408,761	709,360	1,342,564	—	5,023,978

(1)	Non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of joint venture net assets. Non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net assets of Teekay’s publicly-traded subsidiaries.
(2)	Net debt represents current and long-term debt less cash and, if applicable, current and long-term restricted cash.

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TEEKAY CORPORATION

APPENDIX B – SUPPLEMENTAL FINANCIAL INFORMATION

SUMMARY STATEMENT OF INCOME (LOSS) FOR THE THREE MONTHS ENDED DECEMBER 31, 2012

(in thousands of U.S. dollars)

(unaudited)

	Teekay Offshore	Teekay LNG	Teekay Tankers	Teekay Parent	Consolidation Adjustments	Total
Revenues	240,489	97,958	45,493	163,531	(32,248)	515,223

Voyage expenses	28,178	327	1,017	1,624	(350)	30,796
Vessel operating expenses	79,414	23,720	23,615	81,232	—	207,981
Time-charter hire expense	15,493	—	841	43,447	(31,898)	27,883
Depreciation and amortization	47,249	25,949	18,431	21,831	—	113,460
General and administrative	17,916	7,273	3,791	20,207	—	49,187
Loss on sale of vessels and equipment/asset impairments	19,754	29,367	352,546	27,125	—	428,792
Restructuring charges	1,115	—	—	1,006	—	2,121

Total operating expenses	209,119	86,636	400,241	196,472	(32,248)	860,220

Income (loss) from vessel operations	31,370	11,322	(354,748)	(32,941)	—	(344,997)

Net interest expense	(10,482)	(12,494)	(2,826)	(13,360)	—	(39,162)
Realized and unrealized gain (loss)on derivative instruments	31,187	14,373	1,263	(2,243)	—	44,580
Income tax recovery (expense)	11,041	(75)	—	2,062	—	13,028
Equity income (loss)	—	29,634	—	(3,537)	—	26,097
Equity in earnings of subsidiaries (1)	—	—	—	(43,665)	43,665	—
Foreign exchange gain (loss)	2,272	(6,255)	(203)	(2,219)	—	(6,405)
Other – net	315	615	(55)	(2,565)	—	(1,690)

Net income (loss)	65,703	37,120	(356,569)	(98,468)	43,665	(308,549)
Less: Net (income) loss attributable to non-controlling interests (2)	2,982	(8,895)	—	4,757	215,994	214,838

Net income (loss) attributable to stockholders/unitholders of publicly-listed entities	68,685	28,225	(356,569)	(93,711)	259,659	(93,711)

CFVO – Consolidated (3)(4)	97,892	67,354	15,989	(116)	—	181,119
CFVO – Equity Investments(5)	—	38,498	—	(1,691)	—	36,807
CFVO – Total	97,892	105,852	15,989	(1,807)	—	217,926

(1)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.
(2)	Net (income) loss attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of the net income (loss) of the respective joint ventures. Net (income) loss attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income (loss) of Teekay’s publicly-traded subsidiaries.
(3)	Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write downs, gains and losses on the sale of vessels, adjustments for direct financing leases to a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO – Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable GAAP financial measure.
(4)	In addition to Teekay Parent’s CFVO, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the three months ended December 31, 2012, Teekay Parent received cash dividends and distributions from these subsidiaries totaling $38.2 million. The dividends and distributions received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.

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(5)	Cash flow from vessel operations (CFVO) – Equity Investments represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments. Please see the Company’s website at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

TEEKAY CORPORATION

APPENDIX B – SUPPLEMENTAL FINANCIAL INFORMATION

SUMMARY STATEMENT OF INCOME (LOSS) FOR THE YEAR ENDED DECEMBER 31, 2012

(in thousands of U.S. dollars)

(unaudited)

	Teekay Offshore	Teekay LNG	Teekay Tankers	Teekay Parent		Consolidation Adjustments	Total
Revenues	964,194	392,251	197,429	559,966		(157,605)	1,956,235

Voyage expenses	126,684	1,772	4,618	6,508		(1,299)	138,283
Vessel operating expenses	291,268	86,347	89,215	263,289		—	730,119
Time-charter hire expense	56,989	—	3,950	226,702		(156,902)	130,739
Depreciation and amortization	194,631	99,825	72,365	89,077		—	455,898
General and administrative	76,353	27,149	14,930	76,973		7,562	202,967
Loss (gain) on sale of vessels and equipment/asset impairments	32,217	29,367	352,546	26,927		—	441,057
Restructuring charges	1,115	—	—	6,450		—	7,565

Total operating expenses	779,257	244,460	537,624	695,926		(150,639)	2,106,628

Income (loss) from vessel operations	184,937	147,791	(340,195)	(135,960)		(6,966)	(150,393)

Net interest expense	(47,303)	(50,709)	(19,959)	(43,485)		—	(161,456)
Realized and unrealized loss on derivative instruments	(26,349)	(29,620)	(7,963)	(16,420)		—	(80,352)
Income tax (expense) recovery	10,477	(625)	—	4,554		—	14,406
Equity income	—	78,866	—	345		—	79,211
Equity in earnings of subsidiaries (1)	—	—	—	17,706		(17,706)	—
Foreign exchange loss	(313)	(8,244)	(212)	(4,129)		—	(12,898)
Other – net	1,566	1,683	(1,852)	(1,031)		—	366

Net income (loss)	123,015	139,142	(370,181)	(178,420)		(24,672)	(311,116)
Less: Net (income) loss attributable to non-controlling interests (2)	(58)	(15,437)	—	18,240		148,191	150,936

Net income (loss) attributable to stockholders/unitholders of publicly-listed entities	122,957	123,705	(370,181)	(160,180)		123,519	(160,180)

CFVO – Consolidated (3)(4)	405,316	282,198	64,469	(60,294)		(7,000)	684,689
CFVO – Equity Investments (5)	—	143,269	—	(6,507)		—	136,762
CFVO – Total	405,316	425,467	64,469	(66,801	)(4)	(7,000)	821,451

(1)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.
(2)	Net (income) loss attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of the net income (loss) of the respective joint ventures. Net (income) loss attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income (loss) of Teekay’s publicly-traded subsidiaries.
(3)	Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write downs, gains or losses on the sale of vessels, adjustments for direct financing leases to a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO – Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s website at www.teekay.com for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable GAAP financial measure.

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(4)	In addition to Teekay Parent’s CFVO, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the year ended December 31, 2012, Teekay Parent received cash dividends and distributions from these subsidiaries totaling $154.7 million. The dividends and distributions received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.
(5)	Cash flow from vessel operations (CFVO) – Equity investments represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments. Please see the Company’s website at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP measure.

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TEEKAY CORPORATION

APPENDIX C – SUPPLEMENTAL FINANCIAL INFORMATION

TEEKAY PARENT SUMMARY OPERATING RESULTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2012

(in thousands of U.S. dollars)

(unaudited)

Set forth below is a reconciliation of unaudited cash flow from vessel operations, a non-GAAP financial measure, to (loss) income from vessel operations as determined in accordance with GAAP, for Teekay Parent’s primary operating segments. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate Teekay Parent’s financial performance. Disaggregated cash flow from vessel operations for Teekay Parent, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Owned Conventional Tankers	In-Chartered Conventional Tankers	FPSOs	Other (1)	Teekay Parent Total
Revenues	4,000	23,960	120,632	14,939	163,531
Voyage expenses	—	1,535	—	89	1,624
Vessel operating expenses	3,205	5,085	72,474	468	81,232
Time-charter hire expense	—	27,271	5,824	10,352	43,447
Depreciation and amortization	2,598	—	19,375	(142)	21,831
General and administrative	920	1,670	9,936	7,681	20,207
Asset impairments/net loss on vessel sales	—	—	—	27,125	27,125
Restructuring charges	—	—	—	1,006	1,006

Total operating expenses	6,723	35,561	107,608	46,579	196,472

(Loss) income from vessel operations	(2,723)	(11,601)	13,024	(31,640)	(32,941)

Reconciliation of income (loss) from vessel operations to cash flow from vessel operations
(Loss) income from vessel operations	(2,723)	(11,601)	13,024	(31,640)	(32,941)
Depreciation and amortization	2,598	—	19,375	(142)	21,831
Asset impairments/net loss on vessel sales	—	—	—	27,125	27,125
Amortization of in process revenue contracts and other	—	—	(15,696)	—	(15,696)
Unrealized losses from the change in fair value of designated foreign exchange forward contracts	23	—	—	—	23
Realized losses from the settlements of non-designated foreign exchange forward contracts	(461)	—	3	—	(458)

CASH FLOW FROM VESSEL OPERATIONS (2)	(563)	(11,601)	16,705	(4,657)	(116)

(1)	Results of two chartered-in LNG carriers owned by Teekay LNG and one chartered-in FSO unit owned by Teekay Offshore and interest income received from an investment in term loan.
(2)	Excludes CFVO from the Company’s proportionate share of CFVO generated by its equity-accounted vessels and other investments.

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TEEKAY CORPORATION

APPENDIX C – SUPPLEMENTAL FINANCIAL INFORMATION

TEEKAY PARENT SUMMARY OPERATING RESULTS

FOR THE YEAR ENDED DECEMBER 31, 2012

(in thousands of U.S. dollars)

(unaudited)

Set forth below is a reconciliation of unaudited cash flow from vessel operations, a non-GAAP financial measure, to loss from vessel operations as determined in accordance with GAAP, for Teekay Parent’s primary operating segments. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate Teekay Parent’s financial performance. Disaggregated cash flow from vessel operations for Teekay Parent, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Owned Conventional Tankers	In-Chartered Conventional Tankers (1)	FPSOs	Other (2)	Teekay Parent Total
Revenues	24,802	125,444	349,647	60,073	559,966
Voyage expenses	638	5,934	—	(64)	6,508
Vessel operating expenses	10,211	19,887	230,425	2,766	263,289
Time-charter hire expense	—	161,654	21,741	43,307	226,702
Depreciation and amortization	11,238	—	77,161	678	89,077
General and administrative	3,498	7,141	38,800	27,534	76,973
Asset impairments/net loss on vessel sales	(198)	—	—	27,125	26,927
Restructuring charges	—	—	—	6,450	6,450

Total operating expenses	25,388	194,616	368,126	107,796	695,926

Loss from vessel operations	(586)	(69,172)	(18,479)	(47,723)	(135,960)

Reconciliation of (loss) income from vessel operations to cash flow from vessel operations
Loss from vessel operations	(586)	(69,172)	(18,479)	(47,723)	(135,960)
Depreciation and amortization	11,238	—	77,161	678	89,077
Asset impairments/net loss on vessel sales	(198)	—	—	27,125	26,927
Amortization of in process revenue contracts and other	(138)	(114)	(58,686)	—	(58,938)
Unrealized losses from the change in fair value of designated foreign exchange forward contracts	(38)	—	259	—	221
Realized (losses) gains from the settlements of non-designated foreign exchange forward contracts/bunkers/FFAs	(1,930)	—	153	—	(1,777)
Dropdown predecessor cash flow (3)	20,155	—	—	—	20,155

CASH FLOW FROM VESSEL OPERATIONS (4)	28,503	(69,286)	408	(19,920)	(60,295)

(1)	Time-charter hire expense includes a one-time $14.7 million charter termination fee paid to Teekay Offshore.
(2)	Includes the results of two chartered-in LNG carriers owned by Teekay LNG and one chartered-in FSO unit owned by Teekay Offshore, interest income received from an investment in term loan and a one-time $7.0 million success fee payment received from Teekay LNG upon the acquisition of six LNG carriers in February 2012.
(3)	Includes cash flow from vessel operations (CFVO) relating to assets owned by Teekay Parent prior to their acquisition by Teekay Tankers as these results are included in the historical results for Teekay Parent.
(4)	Excludes CFVO from the Company’s proportionate share of CFVO generated by its equity-accounted vessels and other investments.

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TEEKAY CORPORATION

APPENDIX D – SUPPLEMENTAL FINANCIAL INFORMATION

TEEKAY PARENT FREE CASH FLOW

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of Teekay Parent free cash flow for the three months ended December 31, 2012, September 30, 2012, June 30, 2012, March 31, 2012, and December 31, 2011. The Company defines free cash flow, a non-GAAP financial measure, as cash flow from vessel operations attributed to its directly-owned and in-chartered assets, distributions received as a result of ownership interests in its publicly-traded subsidiaries (Teekay LNG, Teekay Offshore, and Teekay Tankers), net of interest expense and drydock expenditures in the respective period. For a reconciliation of Teekay Parent cash flow from vessel operations for the three months ended December 31, 2012 to the most directly comparable financial measure under GAAP, please refer to Appendix C to this release. For a reconciliation of Teekay Parent cash flow from vessel operations to the most directly comparable GAAP financial measure for the three months ended September 30, 2012, June 30, 2012, March 31, 2012, and December 31, 2011, please see the Company’s website at www.teekay.com. Teekay Parent free cash flow, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011
Teekay Parent cash flow from vessel operations (1)
Owned Conventional Tankers	(563)	381	13,339	15,347	18,090
In-Chartered Conventional Tankers (2)	(11,601)	(11,813)	(28,138)	(17,734)	(34,957)
FPSOs	16,705	(8,780)	(3,205)	(4,313)	35,044
Other	(4,657)	(8,958)	(6,441)	136	(13,073)

Total	(116)	(29,170)	(24,445)	(6,564)	5,104
Daughter company distributions to
Teekay Parent (3)
Common shares/units (4)
Teekay LNG Partners	17,016	17,016	17,016	17,016	15,881
Teekay Offshore Partners	11,461	11,461	11,461	11,461	11,181
Teekay Tankers Ltd. (5)	629	420	2,307	2,578	1,772

Total	29,106	28,897	30,784	31,055	28,834
General partner interest
Teekay LNG Partners	5,935	5,935	5,524	5,524	3,470
Teekay Offshore Partners	3,155	3,155	2,849	2,782	2,488

Total	9,090	9,090	8,373	8,306	5,958
Total Teekay Parent cash flow before interest and dry dock expenditures	38,080	8,817	14,712	32,797	39,896
Less:
Net interest expense (6)	(18,075)	(16,284)	(19,269)	(19,504)	(17,280)
Dry dock expenditures	—	—	(129)	(124)	(3,659)

TOTAL TEEKAY PARENT FREE CASH FLOW	20,005	(7,467)	(4,686)	13,169	18,957

(1)	Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense, vessel/goodwill write downs, gains or losses on the sale of vessels, adjustments for direct financing leases on a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. For further details for the quarter ended December 31, 2012, including a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure, please refer to Appendix C to this release; for a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure for the quarters ended September 30, 2012, June 30, 2012, March 31, 2012, and December 31, 2011, please refer to the Company’s website at www.teekay.com.

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(2)	Includes a one-time charter termination fee of $14.7 million paid to Teekay Offshore during the three months ended June 30, 2012.
(3)	Cash dividend and distribution cash flows are shown on an accrual basis for dividends and distributions declared for the respective period.
(4)	Common share/unit dividend/distribution cash flows to Teekay Parent are based on Teekay Parent’s ownership on the ex-dividend date for the respective company and period as follows:

	Three Months Ended
	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011
Teekay LNG Partners
Distribution per common unit	$0.675	$0.675	$0.675	$0.675	$0.630
Common units owned by Teekay Parent	25,208,274	25,208,274	25,208,274	25,208,274	25,208,274

Total distribution	$17,015,585	$17,015,585	$17,015,585	$17,015,585	$15,881,213
Teekay Offshore Partners
Distribution per common unit	$0.5125	$0.5125	$0.5125	$0.5125	$0.5000
Common units owned by Teekay Parent	22,362,814	22,362,814	22,362,814	22,362,814	22,362,814

Total distribution	$11,460,942	$11,460,942	$11,460,942	$11,460,942	$11,181,407
Teekay Tankers Ltd.
Dividend per share	$0.03	$0.02	$0.11	$0.16	$0.11
Shares owned by Teekay Parent (5)	20,976,530	20,976,530	20,976,530	16,112,244	16,112,244

Total dividend	$629,296	$419,531	$2,307,418	$2,577,959	$1,772,347

(5)	Includes Class A and Class B shareholdings.
(6)	Net interest expense includes realized gains and losses on interest rate swaps. For the three months ended June 30, 2012, net interest expense includes $6.3 million related to 13 conventional tankers prior to their sale by Teekay Parent to Teekay Tankers in June 2012. For the three months ended September 30, 2011, net interest expense excludes a realized loss of $34.4 million related to early termination of an interest rate swap agreement.

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the estimated cost and timing of delivery of FPSO, shuttle tanker, LNG and LPG newbuildings, including the Petrojarl Knarr FPSO and the two fuel-saving LNG carriers, the commencement of associated time-charter contracts and the effect on the Company’s future operating results; the timing of completion of repairs and field re-installation for the Petrojarl Banff FPSO; the timing, certainty and costs of Teekay Offshore’s acquisition of the HiLoad DP unit from Remora and Teekay Parent’s investment in Remora, and the effect of these acquisitions on the Company’s future cash flows; the estimated timing of commencement of new charter contracts upon delivery of FPSO and shuttle tanker newbuildings; the timing and certainty of securing long-term employment for the two LNG carrier newbuildings; the timing of field installation for the Voyageur Spirit FPSO and of the sale of the Voyageur Spirit FPSO from Sevan to Teekay Parent and then to Teekay Offshore; expected timing of redeliveries of vessels chartered-in by Teekay Parent; the timing, certainty and effect on Teekay Parent’s balance sheet and liquidity from distribution growth from daughter subsidiaries and proceeds from sale of warehoused assets; and the Company’s future capital expenditure commitments and the debt financings that the Company expects to obtain for its remaining unfinanced capital expenditure commitments. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs and FPSOs; decreases in oil production by or increased operating expenses for FPSO units; trends in prevailing charter rates for shuttle tanker and FPSO contract renewals; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts or complete existing contract negotiations; the inability to negotiate new contracts on the two LNG carrier newbuildings or the HiLoad DP unit to be acquired from Remora; changes affecting the offshore tanker market; shipyard production or vessel conversion delays and cost overruns; delays in commencement of operations of FPSO units at designated fields; changes in the Company’s expenses; the Company’s future capital expenditure requirements and the inability to secure financing for such requirements; the inability of the Company to complete vessel sale transactions to its public company subsidiaries or to third parties; conditions in the United States capital markets; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2011. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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